UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-39290
CUSIP NUMBER 97382D 501

(Check One):	☐Form 10-K	☐Form 20-F	☐Form 11-K
	☒Form 10-Q	☐Form 10-D	☐Form N-CEN	☐Form N-CSR

For Period Ended: September 30, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Windtree Therapeutics, Inc.

Full Name of Registrant

Discovery Laboratories, Inc.

Former Name if Applicable

2600 Kelly Rd., Suite 100

Address of Principal Executive Office (Street and Number)

Warrington, PA 18976

City, State and Zip Code

PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As reported in the Company’s most recent Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, the Company did not have sufficient cash and cash equivalents as of the date thereon to support its operations for at least 12 months. In response to this liquidity issue, the Company has streamlined its operations and curtailed expenses while, at the same time, is seeking sources of capital through potential strategic transactions. The Company’s management and accounting personnel have devoted significant resources toward finalizing its financial statements and disclosures, however, the Company was required to devote a significant amount of time and other Company resources to other matters such as financing opportunities, which normally would be devoted to the preparation of the Quarterly Report and related matters. As result of these factors, the Company’s limited resources have caused a delay in the Company’s ability to complete and file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 (the “Form 10-Q”) by the required deadline without unreasonable effort and expense.

The Company expects to be in a position to file the Form 10-Q on or before November 19, 2024, the prescribed due date under the five calendar day extension period provided under Rule 12b-25 under the Securities Exchange Act of 1934.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jamie McAndrew	(215)	488-9300
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Windtree Therapeutics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 15, 2024	By	/s/ Jamie McAndrew
Name: Jamie McAndrew Title: Senior Vice President and Chief Financial Officer